Filed by Bancorp 34, Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12 and Rule 14a-6(b)

of the Securities Exchange Act of 1934

Subject Companies: CBOA Financial, Inc.

On June 29, 2023 Bancorp 34, Inc. (“BCTF”) held its annual meeting. Discussions at the annual meeting contained information regarding the proposed merger between BCTF and CBOA Financial, Inc. (“Commerce”).

Cautionary Note Regarding Forward-Looking Statements

This communication contains statements which are not historical in nature are intended to be, and hereby are identified as, forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Examples of forward-looking statements include, but are not limited to, statements regarding the outlook and expectations of BCTF and Commerce with respect to their planned merger and the expected timing of the closing of the transaction. Words such as “may,” “will,” “believe,” “anticipate,” “expect,” “intend,” “opportunity,” “continue,” “should,” and “could” and variations of such words and similar expressions are intended to identify such forward-looking statements. Forward-looking statements are subject to risks, uncertainties and assumptions that are difficult to predict with regard to timing, extent, likelihood and degree of occurrence, which could cause actual results to differ materially from anticipated results. Such risks, uncertainties and assumptions, include, among others, the following:

  the failure to obtain necessary regulatory approvals when expected or at all (and the risk that such approvals may result in the imposition of conditions that could adversely affect the combined company or the expected benefits of the transaction);
  the failure of BCTF or Commerce to obtain shareholder approval, or the failure of either party to satisfy any of the other closing conditions to the transaction on a timely basis or at all;
  the occurrence of any event, change or other circumstances that could give rise to the right of one or both of the parties to terminate the merger agreement;
  the possibility that the anticipated benefits of the transaction, including as a result of the impact of, or problems arising from, the integration of the two companies or as a result of the strength of the economy, competitive factors in the areas where BCTF and Commerce do business, or as a result of other unexpected factors or events;
  diversion of management’s attention from ongoing business operations and opportunities;
  potential adverse reactions or changes to business or employee relationships, including those resulting from the announcement or completion of the transaction;
  the outcome of any legal proceedings that may be instituted against BCTF or Commerce; and
  other factors that may affect future results of BCTF or Commerce including changes in asset quality and credit risk; general instability in the financial institutions markets; the inability to sustain revenue and earnings growth; changes in interest rates and capital markets; inflation; customer borrowing, repayment, investment practices; deposit trends and practices, including recent outflows of deposits from financial institutions; the impact, extent and timing of technological changes; capital management activities; and other actions of the banking regulators and legislative and regulatory actions and reforms.

BCTF and Commerce disclaim any obligation to update or revise any forward-looking statements contained in this press release, which speak only as of the date hereof, whether as a result of new information, future events or otherwise, except as required by law.

Additional Information About the Merger and Where to Find It

This communication is being made in respect of the proposed merger transaction between BCTF and Commerce. In connection with the proposed merger, BCTF will file a registration statement on Form S-4 with the SEC to register BCTF’s shares that will be issued to Commerce’s shareholders in connection with the merger. The registration statement will include a proxy statement of BCTF and Commerce and a prospectus of BCTF, as well as other relevant documents concerning the proposed transaction. INVESTORS AND SHAREHOLDERS OF BCTF AND COMMERCE ARE URGED TO READ THE REGISTRATION STATEMENT, INCLUDING THE PROXY STATEMENT/PROSPECTUS THAT WILL BE CONTAINED IN THE REGISTRATION STATEMENT REGARDING THE MERGER WHEN THEY BECOME AVAILABLE, AS WELL AS ANY OTHER RELEVANT DOCUMENTS FILED BY BCTF OR COMMERCE WITH THE SEC, INCLUDING ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT BCTF, COMMERCE AND THE MERGER.

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction.

A free copy of the proxy statement/prospectus, when it becomes available, as well as other documents filed with the SEC by BCTF may be obtained at the SEC’s Internet site at http://www.sec.gov. The definitive proxy statement/prospectus will also be mailed to shareholders of BCTF and Commerce.

PARTICIPANTS IN THE TRANSACTION

BCTF and Commerce and certain of their respective directors and executive officers, under the rules of the SEC may be deemed to be participants in the solicitation of proxies from BFTC’s and Commerce’s shareholders in favor of the approval of the merger agreement. Information about the directors and officers of BFTC and Commerce and their ownership of BFTC and Commerce common stock will be contained in the registration statement and proxy statement/prospectus pertaining to the transaction if and when it becomes available. Free copies of this document may be obtained as described above.

A TRANSCRIPT OF THE PORTION OF BCTF’S 2023 ANNUAL MEETING CONFERENCE CALL DISCUSSING THE PROPOSED MERGER WITH COMMERCE FOLLOWS:

Start of transcript:

James Crotty – Bancorp 34, Inc. – President and CEO

Thank you, Randy, and welcome everyone. We appreciate your attendance at today’s annual meeting. As noted in our press release announcing the merger, we are incredibly excited about seeing the combination with Commerce Bank of Arizona come to fruition. The merger will help further our strategic goals and enhance our ability to serve our customers. We are also excited about the new opportunities that will come with the merger and our ability to expand existing relationships. Our combined customers will benefit from an expanded geographic footprint that will expand from Scottsdale, down to Tucson and over into our markets in southern New Mexico markets of Alamogordo and Las Cruces. I have enjoyed getting to know the Commerce Bank leadership team over the past couple of years, in particular over the last several months. There is a strong cultural alignment between the two banks as we share a focus on providing exceptional service to our customers, serving our communities and supporting our talented employees.

While our merger awaits the regulatory review and approval process, we will not be accepting questions regarding the merger on the call today, but will be providing shareholders with details regarding the merger in a proxy statement to our stockholders in the coming months.